November 22, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:    Christine Westbrook

Re:	Athira Pharma, Inc.

Registration Statement on Form S-3

Filed November 15, 2021

(File No. 333-261073)

Acceleration Request

Requested Date:    November 24, 2021

Requested Time:    4:00 P.M. Eastern Standard Time,

or as soon thereafter as practicable

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Athira Pharma, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-261073) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Michael Nordtvedt at (206) 883-2524 or Bryan King at (206) 883-2535.

[Signature page follows]

Securities and Exchange Commission

November 22, 2021

Sincerely,

ATHIRA PHARMA, INC.

/s/ Glenna Mileson

Glenna Mileson
Chief Financial Officer

Enclosures

cc:    Mark Litton, Athira Pharma, Inc.

Mark Worthington, Athira Pharma, Inc.

Michael Nordtvedt, Wilson Sonsini Goodrich & Rosati P.C.

Bryan D. King, Wilson Sonsini Goodrich & Rosati P.C.